SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 27, 2006, of Windfarm Approval

         SCOTTISHPOWER RECEIVES APPROVAL FOR EUROPE'S LARGEST WINDFARM

ScottishPower was today granted final planning approval to construct Europe's largest on-shore windfarm, the 322MW Whitelee project south of Glasgow.  The 140 turbine project would provide enough green energy to power 200,000 homes.

ScottishPower's Chief Executive, Philip Bowman, said "This project is of national importance and would make a significant contribution towards Scotland's renewable energy target for 2010.  Subject to Board approval Whitelee would be our second large scale windfarm in Scotland's Central Belt and another excellent example of how large projects can be developed close to population centres, existing electricity grid and road infrastructure.

"The successful development of Whitelee highlights the importance of clarity and consistency from the Government in the operation of its Renewables Obligation
(RO). It is vital that the integrity of the RO policy and its implementation remains intact, otherwise investment confidence will be damaged and the UK's renewables' target threatened."

ScottishPower is already the largest generator of wind power in the UK with 288
MW operational and 75 MW currently under construction.  Including Whitelee,
ScottishPower has had a further four projects totalling over 400MW approved for construction over the past few months.

Further Information:

Jennifer Lawton   Investor Relations Director            0141 636 4527
David Ross        Group Investor Relations Manager       0141 566 4853
Simon McMillan    Group Media Relations Manager          0141 566 4875

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 27, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary